Cott Corporation 5519 W. Idlewild Avenue Tampa, Florida 33634 Toll Free: 888-268-8872 Tel: 813-313-1800 Fax: 813-881-1914

November 25, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Tia L. Jenkins

Re: Cott Corporation

Form 10-K for the Year Ended December 28, 2013

Filed February 24, 2014

File No. 001-31410 (“2013 Form 10-K”)

Dear Ms. Jenkins:

This letter is submitted on behalf of Cott Corporation (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated November 17, 2014, to Jay Wells, Chief Financial Officer of the Company. The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, your comments have been reproduced in italics below, together with the responses.

Form 10-K for the Year Ended December 28, 2013

Notes to Consolidated Financial Statements, page F-8

Note 1 – Summary of Significant Accounting Policies, page F-8

Goodwill and indefinite lived intangible assets, page F-11

1.	We note in your response to comment two of our letter dated October 21, 2014 that no Company-specific risk rate was applied in 2013 due primarily to Cott’s improved liquidity position following the November 2013 redemption of $200.0 million in aggregate principal amount of the 8.375% senior notes due in 2017, and the February 2014 redemption of the remaining $15.0 million in aggregate principal of these notes. We further note in your earnings conference call transcripts that your net debt remained relatively consistent from Q4 2012 ($424 million) to Q4 2013 ($411 million), and it also appears that your net debt to adjusted EBITDA leverage ratio remained around two times at the end of both fiscal 2012 and 2013. Finally, we note the reductions in your North American operating income and consolidated net cash provided by operating activities for the nine months ended September 27, 2014 compared to the nine months ended September 28, 2013. Please further explain to us the improvements in your liquidity position upon redemption of your senior notes that resulted in the reduction of the Company-specific risk rate to zero for purposes of your fiscal 2013 U.S. reporting unit impairment analysis, as it appears to us that the benefits from the reduction in interest has been offset by other Company specific factors. Absent any other changes, also tell us whether the estimated fair value of the U.S. reporting unit or the percentage by which the estimated fair value exceeded its carrying value would have been significantly affected by an increase in the Company-specific risk rate.

The Staff’s comments are noted. The forecast for the U.S. reporting unit used in the 2013 impairment analysis used growth rates that contemplated the declining carbonated soft drink industry. The decreased growth rates used in the 2013 analysis compared to those used in the 2012 analysis were more in-line with expectations for the industry overall, which is how we believe a market participant would consider Company-specific risk. The inclusion of the declining industry as a factor in the forecast growth rates led to the elimination of the Company-specific risk rate in our 2013 impairment analysis.

An increase in the Company-specific risk rate from 0% to 2% would have decreased the U.S. reporting unit fair value by 6.1%, or approximately $60 million. An increase in the Company-specific risk rate by 2% would have caused the U.S. reporting unit’s fair value to exceed its carrying amount by 63%. Based on our sensitivity analysis, the inclusion of a Company-specific risk rate would not significantly impact the fair value of the U.S. reporting unit or the percentage by which fair value exceeded carrying value. The Company believes 2% is an appropriate threshold to use, as increasing the Company-specific risk rate beyond 2% begins to imply reporting unit fair values inconsistent with the Company’s overall market capitalization on the date of the impairment analysis.

* * * *

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Gregory Leiter at 813-313-1867 with any questions or comments regarding this letter.

Respectfully submitted,

Cott Corporation

By:	/s/ Gregory Leiter
Name:	Gregory Leiter
Its:	Senior Vice President, Chief Accounting Officer and Assistant Secretary